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 PROSPECTUS SUPPLEMENT NO. 70                Filed pursuant to Rule 424(b)(3)
to the Prospectus dated January 5, 1998         Registration No.:  333-01926
as Supplemented to Date






                       FORM OF SHAREHOLDERS LETTER AGREEMENT








              The date of this Prospectus Supplement is March 4, 1998



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                                   [DATE]


[Address]





Dear Dr. [Name]:

          As you may be aware, The Beacon Group III - Focus Value Fund, L.P. ("Beacon") has agreed to invest $30,000,000 in Doctors Health System, Inc. (the "Company") subject to the terms and conditions of a Preferred Stock Purchase Agreement between Beacon and the Company (the "Purchase Agreement"). In connection with the closing of the transactions as contemplated by the Purchase Agreement, the Company is requesting that you execute and deliver this letter agreement (the "Agreement"). Please review this Agreement carefully and, if you are in agreement with its terms, sign and return it as soon as possible to the address indicated above.
          1. Restrictions on Transfer. The undersigned shareholder (the "Shareholder") shall not sell, or in any other way directly or indirectly transfer, assign, distribute, pledge, encumber or otherwise dispose of, either voluntarily or involuntarily (each, a "Transfer") any shares of the Class B Common Stock of the Company (the "Shares") or any right or interest therein, whether owned on the date hereof or acquired hereafter, whether voluntarily or by operation of law, or by gift or otherwise, except that (i) a Shareholder may transfer any or all Shares held either during such Shareholder's lifetime or on death by will or intestacy to such Shareholder's spouse, lineal descendant, father, mother, brother or sister (such Shareholder's "Immediate Family") or to any custodian or trustee for the account of such Shareholder or such Shareholder's Immediate Family; (ii) a corporate Shareholder may transfer any or all of its Shares to any or all of its stockholders; and (iii) a Shareholder which is a limited or general partnership may transfer any or all of its Shares to any or all of its partners or former partners.
          2. Cooperation with Certain Transfers. If Beacon, as long as it holds at least (i) 51% or more of the number of shares of Series D Preferred Stock purchased by Beacon pursuant to the Purchase Agreement or (ii) 5% or more of the shares of Common Stock of the Company (the "Transfer Initiator"), determines to Transfer or exchange (in a business combination or otherwise) in one or a series of bona fide arms-length transactions (collectively, the "Transfer Transaction") to an unrelated and

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unaffiliated third party all of the shares of Common Stock of the Company and any securities convertible into, or exchangeable or exercisable for, shares of Common Stock, including, without limitation, shares of the Preferred Stock of the Company and the Common Stock issuable upon conversion thereof (the "Stock"), in each case, whether owned on the date hereof or acquired hereafter by the Transfer Initiator, then, upon 30 days written notice from the Transfer Initiator to the Shareholder that shall include reasonable details of the proposed transaction, including the proposed time and place of closing and the consideration to be received by the Shareholder, the Shareholder shall be obligated to, and shall, sell, Transfer and deliver, or cause to be sold, Transferred and delivered, to such third party, all of his Shares in the same transaction at the closing thereof (and will deliver certificates for all of his Shares at the closing, free and clear of all liens, claims, or encumbrances), and the Shareholder shall receive the same consideration per Share on an as-converted basis upon consummation of such transaction as is received by the Transfer Initiator per share of Stock on an as-converted basis. The provisions of this Paragraph 2 shall not apply to (i) any Transfer prior to the date two years after the date hereof, (ii) any Transfer pursuant to a bona fide underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, or (iii) any Transfer by the Drag-Along Initiator to an affiliate of the Transfer Initiator.
          3. Legend. The Shareholder agrees that the Company may, at its sole discretion, cause any legend it deems appropriate to be placed upon certificates evidencing the Shares held by such Shareholder, including, without limitation, a legend stating that such Shares are subject to the terms of this Agreement.
          4. Duration of Agreement. The rights and obligations of a Shareholder under this Agreement shall terminate at such time as such Shareholder no longer is the beneficial owner of any Shares. This Agreement shall terminate upon the consummation of an initial public offering of the Company, except that the provisions of sections 5 through 10 shall survive until, by their respective terms, they are no longer operative.
          5. Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective unless such modification, amendment or waiver is approved in writing by the Company and the Shareholder. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.
          6. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this
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Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.
          7. Entire Agreement. Except as otherwise expressly set forth herein, this document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.
          8. Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Company and its successors and assigns and the Shareholder and his successors, assigns, heirs and personal representatives, so long as they hold Shares. The personal representative of a deceased Shareholder shall automatically be subject to the terms and conditions of this Agreement.
          9. Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.
          10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland without giving effect to the principles of conflicts of law.
          If you agree with the foregoing, please so indicate by signing two original counterparts of this letter which will then become an agreement between us.
                              Sincerely,
                              DOCTORS HEALTH, INC.


                              By:
                              ---------------------------
                                   Name: Stewart B. Gold
                                   Title:  President


Accepted and agreed as of
the ___ day of __________, 1998